

Mail Stop 4628

December 29, 2015

<u>Via E-mail</u>
Barry G. Steele
Vice President, Chief Financial Officer and Treasurer
Gentherm Inc.
21680 Haggerty Road
Suite 101
Northville, MI 48167

   Re: **Gentherm Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed March 2, 2015
      File No. 0-21810

Dear Mr. Steele:

   We refer you to our comment letter dated December 16, 2015 regarding potential business contacts Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Roger Schwall
   Assistant Director
   Division of Corporation Finance